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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13D/A
                                 (RULE 13D-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1 (A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)
                              (AMENDMENT NO. 3) (1)


                               JO-ANN STORES, INC.
                                (NAME OF ISSUER)



                        COMMON SHARES, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    47758P307
                                 (CUSIP NUMBER)


                                  ALAN ROSSKAMM
    JO-ANN STORES, INC., 5555 DARROW ROAD, HUDSON, OHIO 44236, (330) 656-2600
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                NOVEMBER 4, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)




         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         (1) The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


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                                 SCHEDULE 13D/A
CUSIP NO. 47758P307                                           PAGE 2 OF 5 PAGES

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         BETTY ROSSKAMM

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                       (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS

         NOT APPLICABLE

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                              [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA

      NUMBER OF       7        SOLE VOTING POWER                  433,913
       SHARES
    BENEFICIALLY      8        SHARED VOTING POWER              1,057,512
      OWNED BY
        EACH          9        SOLE DISPOSITIVE POWER             433,913
      REPORTING
       PERSON         10       SHARED DISPOSITIVE POWER         1,057,512
        WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                1,491,425

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES    [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.9%

14       TYPE OF REPORTING PERSON
         IN


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                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         (a)  Common Shares, without par value

         (b)  Jo-Ann Stores, Inc. (hereafter "Jo-Ann")
              5555 Darrow Road
              Hudson, Ohio 44236

ITEM 2.  IDENTITY AND BACKGROUND

         (a)  Betty Rosskamm

         (b)  5555 Darrow Road
              Hudson, Ohio 44236

         (c)  Mrs. Rosskamm is Senior Vice President and Secretary of Jo-Ann.

         (d)  No

         (e)  No

         (f)  United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not Applicable

ITEM 4.  PURPOSE OF TRANSACTION

         The change in Mrs. Rosskamm's beneficial ownership that is reported on this Schedule 13D is due to the reclassification of Jo-Ann's voting Class A Common Shares and non-voting Class B Common Shares into a single class of voting Common Shares, effective November 4, 2003.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mrs. Rosskamm beneficially owns 1,491,425 shares, representing approximately 6.9% of the issued and outstanding shares as of November 4, 2003. The number of shares beneficially owned by Mrs. Rosskamm includes 372,314 shares held directly by Mrs. Rosskamm, and 7,849 shares held through funds under the Jo-Ann Stores, Inc. Savings Plan 401(k) (the "Savings Plan"). The number of shares beneficially owned by Mrs. Rosskamm also includes 908,329 shares held by Rosskamm Family Partners, L.P., and 149,183 shares held by Rosskamm Family Partners, L.P. II, of which Mrs. Rosskamm is a general and limited partner. Also included are 53,750 shares held by The Rosskamm Family Partnership, with regard to which Mrs. Rosskamm has sole voting and sole dispositive control.

         (b) Mrs. Rosskamm has sole power to vote or direct the vote with respect to 433,913 shares. Mrs. Rosskamm has shared power to vote or direct the vote with respect to 1,057,512 shares. Mrs. Rosskamm has sole power to dispose of or to direct the disposition of 433,913 shares. Mrs. Rosskamm has shared power to dispose of or direct the disposition of 1,057,512 shares.

                  Mrs. Rosskamm shares voting and dispositive power with respect to 1,057,512 shares with Mr. Alan Rosskamm. Mr. Alan Rosskamm is a general and limited partner in Rosskamm Family Partners, L.P.,


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                  and Rosskamm Family Partners, L.P. II, and is Chairman,
                  President and Chief Executive Officer of Jo-Ann. Mr. Alan Rosskamm's business address is 5555 Darrow Road, Hudson, Ohio 44236. Mr. Alan Rosskamm has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Alan Rosskamm is a citizen of the United States of America.

         (c)      None

         (d)      Not Applicable

         (e)      Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mrs. Rosskamm, Mrs. Alma Zimmerman and Jo-Ann have entered into an agreement, dated September 26, 1997, relating to their common shares. Under this agreement, Mrs. Rosskamm and her lineal descendants and permitted holders, and Mrs. Zimmerman and her lineal descendants and permitted holders, may each sell up to 200,000 common shares in any calendar year and may not sell more than 100,000 of those shares in any 180-day period. If either Mrs. Rosskamm or Mrs. Zimmerman plan to sell a number of their common shares in excess of the number permitted under the agreement, they must first offer to sell those shares to the other family party to the agreement, and then with the other family's permission, to Jo-Ann.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         A copy of the agreement referenced in Item 6 above has been filed as Exhibit 1 to the Schedule 13D/A (Amendment No. 2), dated October 15, 2002.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 6, 2003                                   /s/ Betty Rosskamm
                                                   ----------------------------
                                                   Betty Rosskamm







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